Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(“Randgold Resources” or the "Company")

PROPOSED MERGER BETWEEN RANDGOLD RESOURCES LIMITED AND BARRICK GOLD CORPORATION

Jersey, Channel Islands, 29 October 2018 – Randgold Resources announces that the latest time for holders of the Company’s American Depositary Shares (ADS) and holders of the Company’s ordinary shares, to lodge voting instructions for the Randgold Resources’ Jersey Court Sanction Shareholders’ Meeting and the Extraordinary General Meeting is as follows:

The latest time for receipt by Citibank, N.A. of voting instructions from holders of the ADS for the Jersey Court Sanction Shareholders’ Meeting and Extraordinary General Meeting is 10.00 a.m. (EST) on Tuesday 30 October 2018.

The latest time for lodging proxy forms for the Jersey Court Sanctioned Shareholders Meeting is 09.00 a.m. (GMT) on 4 November 2018 and at 09.15 a.m. (GMT) for the Extraordinary General Meeting.

The Jersey Court Sanction Shareholders’ Meeting is to be held at 09.00 a.m. (GMT), and the Extraordinary General Meeting is to be held at 09.15 a.m. (GMT) (or as soon thereafter as the Jersey Court Sanction Shareholders’ Meeting has been concluded or adjourned), on Monday 5 November 2018 at Ogier, 44 Esplanade, St Helier, Jersey JE4 9WG.

A copy of the Scheme Circular is available to view on the Company's website at www.randgoldresources.com. Hard copies have been posted to shareholders.

Shareholder questions and assistance

If you have any questions or require assistance voting your ADSs or ordinary shares, please contact the Company’s proxy solicitation agent, Georgeson LLC, at:

United Kingdom / Other Countries +44 (0)207 019 7005 (toll) or by email: mark.harwood@georgeson.com

USA / Canada on 1-866-216-0459 (toll-free) or by e-mail at randgoldads@georgeson.com

Randgold Resources enquiries

Chief Executive Mark Bristow	Financial Director Graham Shuttleworth	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com